UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

CEO AND DIRECTOR PURCHASING SHARES OF VALENS SEMICONDUCTOR STOCK

The information in this 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

***

Valens Semiconductor Ltd. (the “Company”) (NYSE: VLN) announced today that on June 12, 2023, Gideon Ben Zvi, Chief Executive Officer and a member of the Board of Directors of the Company, informed the Company that he had purchased an aggregate amount of 39,000 of the Company’s ordinary shares, no par value, for a total aggregate amount of approximately US$98,000.

Mr. Ben Zvi is not generally required to disclose to the market his plans to purchase or sell ordinary shares (other than in limited circumstances, including in the Company’s Annual Report on Form 20-F) and does not assume any obligation to disclose to the market additional purchases or sales, except where required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

Date: June 14, 2023

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